Instructions for Completing the
Statement of Information (Form LLC-12)

Every **California and registered foreign limited liability company** must file a Statement of Information with the California Secretary of State, **within 90 days** of registering with the California Secretary of State, and **every two years** thereafter during a specific 6-month filing period based on the original registration date, as described in the chart below.

All Statements of Information for limited liability companies can be filed online at bizfile.sos.ca.gov.

Status of LLC: In order to file Form LLC-12, the status of the LLC **must** be active or suspended/forfeited on the records of the California Secretary of State. The status of the LLC can be checked online on the Secretary of State's Business Search at BusinessSearch.sos.ca.gov. See the FTB Suspension/Forfeiture section below for information about resolving an FTB suspended/forfeited status.

Fees: See chart below. Checks should be made payable to the Secretary of State.

Copies: To obtain a copy or certified copy of this filed Statement of Information, include payment for copy fees and certification fees at the time this Statement of Information is submitted. Copy fees are $1.00 for the first page and $.50 for each attachment page. For certified copies, there is an additional $5.00 certification fee, per document. If you would like a free filed copy of your Statement of Information, go to BusinessSearch.sos.ca.gov.

Processing Dates: For current processing dates, go to www.sos.ca.gov/business/be/processing-dates.

Type of Filing	Description	Online/Form	Fee
Initial Filing	The initial filing is due 90 days from the entity's registration date.	File online at bizfile.sos.ca.gov. *(Form LLC-12)*	$20.00
Required Periodic Filing	x The periodic filing is due every two years based on the entity's registration date. x If the registration occurred in an even-numbered year, the periodic filing is due every even year. x If the registration occurred in an odd-numbered year, the periodic filing is due every odd year. x The filing period includes the registration month and the immediately preceding five (5) months.	File online at bizfile.sos.ca.gov. *(Form LLC-12, if changes have been made)* Or *(Form LLC-12NC, if no changes since the last complete Statement of Information)*	$20.00
No Fee Statement	A Statement of Information is submitted after the initial or required filing requirements have been met to update information including changes to the agent for service of process.	File online at bizfile.sos.ca.gov. *(Form LLC-12)*	No Fee

Statutory Required 6 Month Filing Window for Limited Liability Companies

Month of Formation, Registration or Conversion	Statement of Information Applicable Filing Period	
	First Day of	Through Last Day of
January	August	January
February	September	February
March	October	March
April	November	April
May	December	May
June	January	June
July	February	July
August	March	August
September	April	September
October	May	October
November	June	November
December	July	December

If you are not completing this form **online**, **type or print legibly** in black or blue ink. **Complete the Statement of Information (Form LLC-12) as follows:**

Item	Instruction	Tips
1.	Enter the name of the limited liability company **exactly** as it appears on file with the California Secretary of State, including the entity ending (ex: "Jones & Company, LLC" or "Smith Construction, a Limited Liability Company").	x To ensure you have the exact name of the LLC, refer to your registration document filed with the California Secretary of State and any name change amendments. x Some foreign LLCs may have registered in California using an alternate name. If your LLC is a registered foreign LLC using an alternate name in California, you must enter the complete alternate name.
2.	Enter the 12-digit Entity (File) Number issued to the LLC by the California Secretary of State at the time of registration.	x The 12-digit Entity (File) Number is provided by the Secretary of State above the file stamp at the top of the LLC's registration document filed with the California Secretary of State or if filed electronically, in the top section, below the Entity Name. x Secretary of State Records can be accessed online through our Business Search at BusinessSearch.sos.ca.gov. While searching the Business Search, be sure to identify your LLC correctly including the jurisdiction that matches your LLC.
3.	**If formed outside of California**, enter the state, foreign country or other place where the LLC is organized.	x The jurisdiction must match the Secretary of State's records. x Secretary of State Records can be accessed online through our Business Search at BusinessSearch.sos.ca.gov. While searching the Business Search, be sure to identify your LLC correctly including the jurisdiction that matches your registered foreign LLC. x If the LLC is formed in California, leave Item 3 blank.

4a.	Enter the complete street address, city, state and zip code of the LLC's principal office.	x The **complete street address** is required, including the street name and number, city, state and zip code. x Address must be a physical address. x Do not enter a P.O. Box address, an "in care of" address, or abbreviate the name of the city.
4b.	If different from the address in Item 4a, enter the complete mailing address, city, state and zip code of the LLC.	x This address will be used for mailing purposes and may be a P.O. Box address or "in care of" an individual or entity. x Do not abbreviate the name of the city.
4c.	x If the LLC is formed **in California**, enter the complete street address, city and zip code of the office in California, if different from Item 4a. x If the LLC is formed **outside of California**, enter the complete street address, city and zip code of the principle business office in California, if any.	x The **complete street address** is required, including the street name and number, city and zip code. x Address must be a physical address in California. x Do not enter a P.O. Box address, an "in care of" address, or abbreviate the name of the city. x If Item 4a is an address in California leave Item 4c blank and proceed to Item 5.
5.	Enter the name and complete business or residential address of any manager(s), appointed or elected in accordance with the Articles of Organization or Operating Agreement, or if no manager(s) has been so elected or appointed, the name and business or residential address of each member.	x If the LLC has more than one manager or member, enter the name(s) and address(es) of the additional mangers or members on Form LLC-12A. x Please do not abbreviate the name of the city. x Review your Articles of Organization or any amendments thereto, to determine if the LLC is run by a single manager, more than one manager or by its member(s). x Every LLC is **required** to have at least one manager/member. x A member(s) is the owner of the LLC similar to a shareholder(s) in a corporation.
6.	**The LLC must have an Agent for Service of Process.** There are two types of Agents that can be named: x an individual (e.g. member, manager, or any other individual) who resides in California with a physical California street address; OR x a registered corporate agent qualified with the California Secretary of State.	x An Agent for Service of Process is responsible for accepting legal documents (e.g. service of process, lawsuits, subpoenas, other types of legal notices, etc.) on behalf of the LLC. x You must provide information for either an individual OR a registered corporate agent, not both. x If using a registered corporate agent, the corporation must have a current agent registration certificate on file with the California Secretary of State as required by Section 1505.
6a & b.	If **Individual** Agent: x Enter the name of the agent for service of process and the agent's complete **California** street address, city and zip code. x If an individual is designated as the agent, complete Items 6a and 6b ONLY. **Do not complete Item 6c**.	x The **complete street address** is required, including the street name and number, city and zip code. x Do not enter a P.O. Box address, an "in care of" address, or abbreviate the name of the city. x Many times, a small LLC will designate a member or manager as the agent for service of process. x The individual agent should be aware that the name and the physical street address of the agent for service of process is a public record, open to all (as are all the addresses of the LLC provided in filings).

6c.	If **Registered Corporate Agent**: x Enter the name of the registered corporate agent exactly as registered in California. x If a registered corporate agent is designated as the agent, complete Item 6c ONLY. **Do not complete Items 6a and 6b**.	x Before a corporation is designated as agent for the LLC, that corporation must have a current agent registration certificate on file with the California Secretary of State as required by Section 1505 stating the address(es) of the registered corporate agent and the authorized employees that will accept service of process of legal documents and notices on behalf of the LLC. x Advanced approval **must be obtained** from a registered corporate agent **prior** to designating that corporation as your agent for service of process. x No California or foreign corporation may register as a California corporate agent unless the corporation currently is authorized to engage in business in California and is in good standing on the records of the California Secretary of State. x Provide your Registered Corporate Agent's exact name as registered with the California Secretary of State. To confirm that you are providing the exact name of the Registered Corporate Agent, go to https://businessfilings.sos.ca.gov/frmlist1505s.asp.
7.	Briefly describe the general type of business that is the principal business activity of the LLC.	
8.	Enter the name and complete business or residential address of the chief executive officer, if any.	x A chief executive officer may be in addition to members and managers but generally is the person that occupies the highest level position in the LLC's organization hierarchy in charge of managing the LLC.
9.	Type or print the date, the name and title of the person completing this form and sign where indicated.	

Submission Cover Sheet (Optional): To make it easier to receive communication related to **this document**, including the copy of the filed document, complete the Submission Cover Sheet. For the Return Address: enter the name of a designated person and/or company and the corresponding mailing address. Please note: the Submission Cover Sheet will be treated as correspondence and will not be made part of the filed document.

Where to File: For faster service, this form can be **filed online** at bizfile.sos.ca.gov. The completed form along with the applicable fees can be mailed to Secretary of State, Statement of Information Unit, P.O. Box 944230, Sacramento, CA 94244-2300 or delivered in person (drop off) to the Sacramento office, 1500 11th Street, Sacramento, CA 95814.

Legal Authority: General statutory filing provisions are found in Section 17702.09 unless otherwise indicated. All statutory references are to the California Corporations Code, unless otherwise stated. Failure to file this Statement of Information by the due date will result in the assessment of a $250.00 penalty. (Sections 17713.07(b) and 17713.09; California Revenue and Taxation Code section 19141.)

FTB Suspension/Forfeiture: If the LLC's status is FTB suspended/forfeited, the status must be resolved with the California Franchise Tax Board (FTB) for the LLC to be returned to active status. For revivor requirements, go to the FTB's website at https://www.ftb.ca.gov or contact the FTB at (800) 852-5711 (from within the U.S.) or (916) 845-6500 (from outside the U.S.).

Secretary of State
Business Programs Division
Statement of Information
1500 11th Street, Sacramento, CA 95814
P.O. Box 944230, Sacramento, CA 94244-2300

Submission Cover Sheet

Instructions:

- Complete and include this form with your submission. **This information only will be used to communicate with you in writing about the submission.** This form will be treated as correspondence and will not be made part of the filed document.
- Make all **checks or money orders** payable to the Secretary of State.
- Standard processing time for submissions to this office is approximately 5 business days from receipt. All submissions are reviewed in the date order of receipt. For updated processing time information, go to www.sos.ca.gov/business/be/processing-dates.

Optional Copy and Certification Fees:

- If applicable, include optional copy and certification fees with your submission.
- For applicable copy and certification fee information, refer to the instructions of the specific form you are submitting.

Entity Information: (Please type or print legibly)

Name: ____

Entity Number (if applicable): ______________________

Comments: ____

____

____

____

____

____

Return Address: For written communication from the Secretary of State related to this document, or if purchasing a copy of the filed document enter the name of a person or company and the mailing address.

Name: a o

Company:

Address:

City/State/Zip: ¬ ¼

Secretary of State Use Only	
T/TR:	
AMT REC'D:	$

Doc Submission Cover - SI (Rev. 11/2020)



Secretary of State
Statement of Information
(Limited Liability Company)

LLC-12

IMPORTANT — This form can be filed online at bizfile.sos.ca.gov.

Read instructions **before completing this form.**

Filing Fee – $20.00

Copy Fees – First page $1.00; each attachment page $0.50;
Certification Fee - $5.00 plus copy fees

Above Space For Office Use Only

1. Limited Liability Company Name (Enter the **exact** name of the LLC. If you registered in California using an alternate name, see instructions.)

2. 12-Digit Secretary of State Entity (File) Number	3. State, Foreign Country or Place of Organization (only if formed outside of California)

4. Business Addresses

a. Street Address of Principal Office - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
b. Mailing Address of LLC, **if different than item 4a**	City (no abbreviations)	State	Zip Code
c. Street Address of **California** Office, if Item 4a is not in California - Do not list a P.O. Box	City (no abbreviations)	State CA	Zip Code

5. Manager(s) or Member(s) If no **managers** have been appointed or elected, provide the name and address of each **member**. At least one name **and** address must be listed. If the manager/member is an individual, complete Items 5a and 5c (leave Item 5b blank). If the manager/member is an entity, complete Items 5b and 5c (leave Item 5a blank). Note: The LLC cannot serve as its own manager or member. If the LLC has additional managers/members, enter the name(s) and address(es) on Form LLC-12A.

a. First Name, if an individual - Do not complete Item 5b	Middle Name	Last Name	Suffix
b. Entity Name - Do not complete Item 5a			
c. Address	City (no abbreviations)	State	Zip Code

6. Service of Process (Must provide either Individual **OR** Corporation.)

INDIVIDUAL – Complete Items 6a and 6b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is **not** a corporation)	Middle Name	Last Name	Suffix
b. Street Address (if agent is **not** a corporation) - **Do not enter a P.O. Box**	City (no abbreviations)	State CA	Zip Code

CORPORATION – Complete Item 6c only. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 6a or 6b

7. Type of Business

Describe the type of business or services of the Limited Liability Company

8. Chief Executive Officer, if elected or appointed

a. First Name	Middle Name	Last Name	Suffix
b. Address	City (no abbreviations)	State	Zip Code

9. By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Date	Type or Print Name of Person Completing the Form	Title	Signature